February 4, 2025

Joshua S. Lev
Chief Financial Officer
electroCore, Inc.
200 Forge Way, Suite 205
Rockaway, New Jersey 07866

       Re: electroCore, Inc.
           Registration Statement on Form S-3 filed January 24, 2025 Filed January 24, 2025
           File No. 333-284477
Dear Joshua S. Lev:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed January 24, 2025
About the Company
Business Overview, page 4

1. We note your disclosure that on December 17, 2024, you entered into a definitive agreement to acquire NeuroMetrix, Inc. Please revise the Registration Statement to include financial statements of NeuroMetrix pursuant to Rule 3-05 of Regulation S-X and the related pro forma statements pursuant to Article 11 of Regulation S-X or provide us your analysis of why such information is not required.
Item 16. Exhibits
Exhibit No. 5.1, page II-4

2. Please include a legal opinion regarding the $20,000,000 of common stock that may be issued and sold under the At the Market Offering Agreement prospectus pursuant
 February 4, 2025
Page 2

       to the current Registration Statement on Form S-3 filed January 24, 2025 (File No.
       333-284477). In this regard, we note that the legal opinion included as exhibit 5.1 to
       the Current Report on Form 8-K filed November 29, 2024 and incorporated by reference into the current Registration Statement is with reference to the prior
       Registration Statement on Form S-3 (File No. 333-262223), originally filed on
       January 18, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Ira L. Kotel, Esq.